FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 24, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the annual General shareholders’ meeting of WBD Foods on June 14, 2005.

1. On the first agenda item, “Election of members of the Counting Committee”

1.1. Be it resolved that a Counting Committee composed of five members be elected as follows: M. A. Novgorodova, I. M. Kolesnikov, A. V. Pozdnyakov, E. S. Soltnseva, I. A. Tyusina.

2. On the second agenda item, “Ratification of the annual report and annual financial statements, including the income statement, and distribution of the Company’s profit—including payment (declaration) of dividends—and losses of the Company for the financial year”

Be it resolved:

2.1. That the annual report of WBD Foods, prepared on the basis of accounting records for 2004 kept according to Russian standards, be approved.

2.2. That the annual financial statements for 2004, including the income statement of WBD Foods, be approved.

2.3. That the net profit reflected in the financial statements for 2004 prepared according to Russian standards be allocated as follows:

•  the profit in the amount of 5,916,102 rubles 00 kopecks will be contributed to the reserve fund;

•  the remainder of the net profit, in the amount of 111,336,834 rubles 34 kopecks, will remain undistributed.

3. On the third agenda item, “Approval of the changes (amendments) to WBD Foods Charter”

Be it resolved:

3.1. That the following changes (amendments) be included to WBD Foods’ Charter, stating the sub item 1 of the item 15.10 of the article 15 as follows:

“Notice on GSM shall be announced no later than 30 days before the meeting”.

4. On the fourth agenda item, “Approval of the Regulation “On General meeting of shareholders and its Standing Rules” in restated version.

Be it resolved:

4.1. That the Regulation “On General meeting of shareholders and its Standing rules” be approved in restated version.

5. On the fifth agenda item, “Approval of the Company’s auditor for 2005”

5.1. For purposes of verifying the financial and business activities of WBD Foods in accordance with legal acts of the Russian Federation, be it resolved that Ernst and Young LLC be approved as the Company’s auditor for 2005.

6. On the sixth agenda item, “Election of the members of the Company’s Board of Directors”

6.1. Be it resolved that the members of the Company’s Board of Directors be elected as follows: Guy de Selliers, M. V. Dubinin, Michael O’Neill, A. S. Orlov, S. A. Plastinin, V. A. Tutelyan, V. N. Sherbak, D. Iakobachvili, E. G. Yasin, E. Linwood (Tip) Tipton and G. A. Yushvaev.

7. On the seventh agenda item, “Election of the members of the Company’s Audit Commission”

7.1. Be it resolved that the members of the Company’s Audit Commission be elected as follows: E. V. Bogutskaya, E. B. Kuznetsova, N. N. Kolesnikova, M. A. Naumova, N. V. Romanova, J. A. Chudina.

8. On the eighth agenda item, “Participation of WBD Foods in non-commercial organization “Russian Marketing Association”

Be it resolved:

8.1. That WBD Foods’ participation in non-commercial organization “Russian Marketing Association” be approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: June 24, 2005